UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

PAR PACIFIC HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69888T207

(CUSIP Number)

Jonathan D Wasserman, Esq.

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69888T207	13D	Page 2 of 11

1.	Name of Reporting Persons. ZCOF PAR PETROLEUM HOLDINGS, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,828,346
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,828,346
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,828,346
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 41,101,279 shares of Common Stock outstanding as of June 14, 2016 as reported in the Issuer’s Registration Statement on Form S-3 filed on June 17, 2016.

CUSIP No. 69888T207	13D	Page 3 of 11

1.	Name of Reporting Persons. Chai Trust Company, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,571,028
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,571,028
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,571,028
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 41,101,279 shares of Common Stock outstanding as of June 14, 2016 as reported in the Issuer’s Registration Statement on Form S-3 filed on June 17, 2016.

CUSIP No. 69888T207	13D	Page 4 of 11

1.	Name of Reporting Persons. ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,168,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,168,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,168,744
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 41,101,279 shares of Common Stock outstanding as of June 14, 2016 as reported in the Issuer’s Registration Statement on Form S-3 filed on June 17, 2016.

CUSIP No. 69888T207	13D	Page 5 of 11

1.	Name of Reporting Persons. EGI INVESTORS, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 402,284
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 402,284
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,284
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 41,101,279 shares of Common Stock outstanding as of June 14, 2016 as reported in the Issuer’s Registration Statement on Form S-3 filed on June 17, 2016.

CUSIP No. 69888T207	13D	Page 6 of 11

EXPLANATORY NOTE: This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) relates to the Common Stock, $0.01 par value per share of Par Pacific Holdings, Inc. (the “Issuer”) This Amendment No. 10 amends and supplements, as set forth below, the Schedule 13D filed by certain of the Reporting Persons with respect to the Issuer on September 10, 2012, and Amendment No. 1 to Schedule 13D filed on June 27, 2013, Amendment No. 2 to Schedule 13D filed on September 30, 2013, Amendment No. 3 to Schedule 13D filed on July 25, 2014, Amendment No. 4 to Schedule 13D filed on August 15, 2014, Amendment No. 5 to Schedule 13D filed on September 24, 2014, Amendment No. 6 to Schedule 13D filed on November 12, 2014, Amendment No. 7 to Schedule 13D filed on April 14, 2015, Amendment No. 8 to Schedule 13D filed on August 25, 2015, and Amendment No. 9 to Schedule 13D filed on November 24, 2015 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a-c) This Schedule is being filed by the following beneficial owners of Common Stock: Zell Credit Opportunities Master Fund, L.P., a Delaware limited partnership (“Master Fund”); Chai Trust Company, LLC, an Illinois limited liability company (“General Partner”); ZCOF Par Petroleum Holdings, L.L.C., a Delaware limited liability company (“Holdings”); and EGI Investors, L.L.C., a Delaware limited liability company (“Investors”). Master Fund, General Partner, Holdings and Investors are sometimes collectively referred to herein as the “Reporting Persons”. The principal business of Master Fund, Holdings and Investors is investments, and the principal business of General Partner is trust administration.

Master Fund is a limited partnership, the general partner of which is General Partner. Master Fund has no officers or directors as a limited partnership. Master Fund is the sole member of Holdings. General Partner is also the managing member of Investors.

The officers of General Partner are as follows:

James Bunegar	Chief Operating Officer, Compliance Officer, Vice President, Assistant Trust Officer and Treasurer of General Partner. Mr. Bunegar is also the Vice President - Taxes of the Equity Group Investments division of General Partner (“EGI”).

Thomas Heneghan	Senior Managing Director of General Partner. Mr. Heneghan is also the Chief Executive Officer of Equity International, a private equity firm

Robert M. Levin	Senior Trust Officer and a Senior Managing Director of General Partner. Mr. Levin is also a partner in the law firm Levin, Schreder & Carey, Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

Mark Sotir	Senior Managing Director of General Partner. Mr. Sotir is also Co-President of EGI.

Philip G. Tinkler	Chief Financial Officer of General Partner. Mr. Tinkler is also Chief Financial Officer and Chief Operating Officer of EGI.

Jon Wasserman	President and Senior Managing Director of General Partner. Mr. Wasserman is also Chief Legal Officer of EGI.

Kellie Zell	Senior Managing Director of General Partner. Ms. Zell is also a homemaker.

JoAnn Zell	Senior Managing Director of General Partner. Ms. Zell is also a physician.

Matthew Zell	Senior Managing Director of General Partner. Mr. Zell is also a high school teacher.

CUSIP No. 69888T207	13D	Page 7 of 11

The officers of Holdings and Investors are as follows:

Samuel Zell	President. Mr. Zell is also Chairman and Chief Executive Officer of EGI.

Mark Sotir	Vice President. Mr. Sotir is also Co-President of EGI.

Philip G. Tinkler	Vice President and Treasurer. Mr. Tinkler is also Chief Financial Officer and Chief Operating Officer of EGI.

Jonathan D. Wasserman	Vice President and Secretary. Mr. Wasserman is also Chief Legal Officer of EGI

The business address of James Bunegar, Mark Sotir, Philip Tinkler, Jonathan Wasserman, JoAnn Zell, Kellie Zell, Matthew Zell, Samuel Zell, and each Reporting Person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person nor any above-listed executive officer or director of a Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the above-listed executive officers and directors of each Reporting Person are United States citizens.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

See Item 4 below for a description of the Bridge Notes Commitment (as defined in Item 4 below). The source of the funds for Investors to meet its obligations under the Bridge Notes Commitment is expected to be cash on hand.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 14, 2016 (the “Execution Date”), the Issuer entered into a Commitment for Bridge Notes (the “Bridge Notes Commitment Letter”) with Investors and other financial investors identified in the Bridge Notes Commitment Letter (each a “Bridge Lender” and collectively, the “Bridge Lenders”) pursuant to which the Issuer agreed to issue an aggregate of up to $52,500,000 in principal amount of 2.50% convertible subordinated bridge notes due 90 days following issuance (the “Bridge Notes”). In the event that the Rights Offering (as defined below) is completed prior to the Acquisition (as defined below), then the amount of the Bridge Notes shall be reduced on a dollar for dollar basis in the amount of any net proceeds received by the Issuer from the Rights Offering. The Issuer may also elect to extend the maturity of the Bridge Notes for an additional 30 days in order to facilitate the closing of the Rights Offering (the “Extension Period”) in consideration for the payment of 0.25% of the aggregate principal amount of the outstanding Bridge Notes (the “Extension Fee”). Investors has agreed to purchase the principal amount of up to $36,750,000 of the Bridge Notes. The principal and accrued interest on the Bridge Notes will be payable on maturity of the Bridge Notes. The Issuer will used the proceeds of the issuance of the Bridge Notes to finance a portion of the purchase price for all of the equity interests of Hermes Consolidated, LLC, a Delaware limited liability company (d/b/a Wyoming Refining Company) (the “Acquisition”). The Bridge Notes are mandatorily convertible into shares of Common Stock at the Subscription Price (as defined below) and will convert into Common Stock upon the earlier of (i) closing of the Rights Offering or (ii) maturity of the Bridge Notes. In the event that the Rights Offering closes prior to the issuance of the Bridge Notes, then the amount of the Bridge Notes issued will be reduced by the amount of the net proceeds of the Rights Offering and any remaining Bridge Notes will be automatically converted into shares of Common Stock at the Subscription Price. The conversion rate for the Bridge Notes shall initially be equal to the Subscription Price for the Rights (as defined below), subject to customary adjustments and the limitations described below.

The issuance of the Bridge Notes is intended to provide the Issuer with immediate liquidity pending the commencement and closing of a pro rata registered rights offering to stockholders of the Issuer (the “Rights Offering”) of subscription rights (the “Rights”) to purchase an aggregate of approximately $50.00 million of newly-issued shares of Common Stock. The exercise price for the Rights, as determined by the Issuer’s board of directors, will be the conversion rate for the Bridge Notes; provided, however, that under the Bridge Notes Commitment Letter, such exercise price for the Rights will be (i) not greater than $15.00 per whole share and (ii) at a discount to the market price of the Common Stock at the close of trading on the date such exercise price is determined (the “Subscription Price”). The total number of shares of Common Stock to be offered will be approximately 3.33 million, subject to adjustment based upon the Subscription Price.

CUSIP No. 69888T207	13D	Page 8 of 11

The Rights will be issued to each stockholder (including the Reporting Persons) on a pro rata basis (the “Basic Subscription Right”) at a rate per outstanding share of Common Stock to be determined by the Issuer’s board of directors. The Rights will be transferable, provided that such transfer is not restricted by the restrictions contained in Article 11 of the Issuer’s Restated Certificate of Incorporation (the “ Charter”) and such other transfer restrictions and/or stock certificate escrow protection mechanisms as may be imposed by the Issuer to ensure compliance with Article 11 of the Charter (the “Transfer Restrictions”). Any Rights holder that fully exercises such holder’s Basic Subscription Right shall also be entitled, but shall not be obliged, to subscribe for any shares of Common Stock offered in the Rights Offering and not purchased by other stockholders, subject to proration (in proportion to the number of shares of Common Stock held by a stockholder including the number of shares of Common Stock a stockholder has subscribed for pursuant to the Basic Subscription Right) if the oversubscribed shares exceed the number of shares of Common Stock available (the “Oversubscription Right”). Exercise of the Basic Subscription Right and the Oversubscription Right shall be subject, in each instance to the Transfer Restrictions.

Pursuant to the Bridge Notes Commitment Letter, the Issuer has agreed that all net proceeds from the Rights Offering will reduce the amount of Bridge Notes to be issued if the Rights Offering is completed prior to the issuance of the Bridge Notes, or to prepay or pay, as the case may be, the Bridge Notes following issuance. Any unpaid amounts on the Bridge Notes (including accrued but unpaid interest) after payment of all net proceeds from the Rights Offering shall be satisfied through the conversion of the Bridge Notes into Common Stock at the Subscription Price. The Issuer has also agreed that it will file a registration statement or prospectus supplement no later than June 17, 2016 to register the issuance of the Rights and the resale of all Rights issued to affiliates of the Issuer (including the Reporting Persons) to enable such affiliates to freely transfer and sell such Rights upon issuance and prior to the exercise of such Rights (the “Rights Resale Registration”) and to use its commercially reasonable best efforts to the have the Rights Resale Registration declared effective as promptly as possible. Issuance of any Common Stock upon conversion of the Bridge Notes shall be subject to the transfer restrictions set forth in Section 11 of the Issuer’s amended certificate of incorporation. Each of the Bridge Lenders has agreed that it will not sell, pledge or otherwise transfer any shares of Common Stock prior to the closing of the Rights Offering. The Bridge Notes Commitment Letter also provides that, as a condition to the obligations of the Bridge Lenders to fund the Bridge Notes, the Issuer and the Bridge Lenders shall enter into a registration rights agreement (the “Registration Rights Agreement”) providing the Bridge Lenders with demand and piggyback registration rights (subject to the priorities of stockholders under existing registration rights agreements) with respect to all shares of Common Stock issued to the Bridge Lenders and their respective assigns pursuant to the Bridge Notes Commitment Letter and the Bridge Notes issued under such agreement (“Registrable Securities”). In addition, the Issuer shall, as soon as reasonably practicable, file a Form S-3 resale shelf registration statement (“Resale Shelf S-3”) to register for resale the Registrable Securities, but in any event no later than 60 calendar days after the completion of the Rights Offering. The purchase of the Bridge Notes under the Bridge Notes Commitment Letter will be made pursuant to a note purchase agreement (the “Purchase Agreement”) which will contain representations and warranties, customary covenants and conditions to closing of the purchase of the Bridge Notes (the “Closing”) including the representations, covenants and conditions to Closing described in the Bridge Notes Commitment Letter.

On the Execution Date, each of the Bridge Lenders earned a commitment fee (the “Commitment Fees”) equal to 5.0% of its respective and several commitment to purchase the Bridge Notes through August 1, 2016 whether or not such Bridge Notes are issued. In the event that the Bridge Notes are issued, then the Commitment Fees shall be payable in the form of reduced proceeds to the Issuer upon issuance of the Bridge Notes. In the event that (i) the Bridge Notes have been issued, (ii) the Rights Offering has not been completed upon the maturity of the Bridge Notes and (iii) the Issuer has elected to extend the maturity of the Bridge Notes for the Extension Period in consideration for the payment the Extension Fee, then such Extension Fee shall be payable in cash upon exercise of such Extension Period. In the event that the Bridge Notes are not issued, then the Commitment Fees shall be payable in cash within five business days following the August 1, 2016 expiration of the Bridge Notes Commitment. The Issuer shall also reimburse the Bridge Lenders, whether or not the Bridge Notes are issued or the Rights Offering is consummated, for all of the costs and expenses, including legal fees, incurred by the Bridge Lenders. Conditions to the obligations of the Bridge Lenders under the Bridge Notes Commitment include (i) the filing of the Rights Offering and Rights Resale Registration Statement on or prior to June 17, 2016; (ii) representations and warranties being true and correct; (iii) all conditions to the consummation of the Acquisition having been satisfied or waived and the net proceeds from the issuance of the Bridge Notes being used to pay a portion of the purchase price for the Acquisition; (iv) the parties having entered into the Purchase Agreement, the Registration Rights Agreement and such other reasonably requested documentation; and (v) the acknowledgement of the continued validity without modification of the prior approvals for transfers under the Allocation Agreement Among Remaining Emergence 5% Shareholders previously entered into with, among others, the Reporting Persons.

The Bridge Notes will be unsecured obligations of the Issuer and will rank: (i) subordinated in right of payment to any of the Issuer’s secured indebtedness; (ii) senior in right of payment to any indebtedness of the Issuer that is expressly subordinated in right of payment to the Bridge Notes; (iii) equal in right of payment to any of the Issuer’s unsecured indebtedness that is not so subordinated;

CUSIP No. 69888T207	13D	Page 9 of 11

and (iv) structurally junior to all indebtedness and other liabilities of any the Issuer subsidiaries. Subject to the terms and conditions set forth in the Bridge Notes Commitment and the Purchase Agreement, the purchase of the Bridge Notes by the Bridge Lenders shall close simultaneous with the closing of the Acquisition, but in any event on or before August 1, 2016, unless extended for the Extension Period.

The foregoing description of the Bridge Notes Commitment does not purport to be complete and is qualified in its entirety by reference to the full text of the Bridge Notes Commitment, which has been filed as Exhibit hereto and incorporated by reference herein.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) To the best knowledge of the Reporting Persons, 41,101,279 shares of Common Stock are outstanding as of June 14, 2016 as reported in the Issuer’s Registration Statement on Form S-3 filed on June 17, 2016. Investors is the beneficial owner of 402,284 shares of Common Stock, or approximately 1.0% of the issued and outstanding shares of Common Stock as of June 17, 2016 and Investors shares voting and dispositive power with General Partner with respect to such shares. Holdings is the beneficial owner of 5,828,346 shares of Common Stock, or approximately 14.2% of the issued and outstanding shares of Common Stock as of June 17, 2016 and Holdings shares voting and dispositive power with Master Fund and General Partner with respect to such shares. Master Fund is the beneficial owner of 12,168,744 shares of Common Stock (including the shares held by Holdings), or approximately 29.6% of the issued and outstanding shares of Common Stock as of June 17, 2016 and Master Fund shares voting and dispositive power with General Partner with respect to such shares.

(c) Except as set forth in Item 3 and Item 4 above, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons.

(d) No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

See Item 4 above for a description of the Bridge Loan Agreement.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit 1	Amended and Restated Joint Filing Agreement.

Exhibit 2	Commitment for Bridge Notes dated as of June 14, 2016 (Incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 15, 2016).

CUSIP No. 69888T207	13D	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: June 17, 2016

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
By: Chai Trust Company, LLC, its general partner

CHAI TRUST COMPANY, LLC

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

EGI INVESTORS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

CUSIP No. 69888T207	13D	Page 11 of 11

EXHIBIT 1

AMENDED AND RESTATED JOINT FILING AGREEMENT

The undersigned agree that the Amendment No. 10 to Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Par Pacific Holdings, Inc. and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: June 17, 2016

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
By: Chai Trust Company, LLC, its general partner

CHAI TRUST COMPANY, LLC

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

EGI INVESTORS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President